SEALSQ Announces Signing of a Term Sheet for the Third $10.0 Million Tranche of Convertible Notes and Warrants Private Placement

Tortola, British Virgin Islands – February 21, 2024: SEALSQ Corp (Nasdaq: LAES) (“SEALSQ” or “Company”), a leader in semiconductor, PKI, and Post-Quantum technology development, today announced the signing of a non-binding term sheet for a third tranche of a private placement, amounting to $10 million, which is part of the Company's private placement pursuant to the securities purchase agreement entered into on July 11, 2023 and first amended on January 9, 2024 with a select group of institutional investors solicited by a placement agent (the “Investors”). The closing of the third tranche is subject to the completion of an amendment to the securities purchase agreement, other definitive legal documentation and the satisfaction of certain closing conditions, including approval by our board of directors. Of note, the first $10 million tranche under this securities purchase agreement has been repaid (in the form of the Company’s Ordinary Shares) with slightly more than 50% of the second tranche of $10 million still outstanding.

The term sheet provides for a discount of 2.5% on the Senior Unsecured Original Issue Convertible Promissory Notes (“Notes”) meaning gross proceeds should be approximately $9.75 million. The 24-month maturity Notes, bearing an interest rate of 4% per annum, will be convertible into SEALSQ's Ordinary Shares at an initial conversion price equal to the lesser of $5.50 per Ordinary Share or 93% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of conversion of the Notes, subject to adjustment as further specified in the Notes. The Notes will be fully repayable in cash upon maturity. In addition, each Investor will have the option of prepayment of up to 15% of the issuance amount out of the proceeds of any subsequent financing. The Investors have agreed to use commercially reasonable efforts to limit their sale of shares received under the third tranche and any subsequent tranches in a weekly quantity not to exceed 10% of the average weekly trading volume of the Ordinary Shares on the Nasdaq in that week.

Under the terms of the term sheet, each Investor will receive five-year warrants for shares equivalent to 30% of the Principal Amount of such Investor’s respective Note divided by the VWAP of the Ordinary Shares as of the trading date prior to the date of funding of the applicable subscription amount with an exercise price of $5.50.

This term sheet allows for a potential fourth and fifth funding tranche of up to $10 million each, if mutually agreed to by each Investor and the Company, subject to an original issue discount and other agreed conditions.

Maxim Group LLC served as the sole placement agent for this private placement.

After the closing of the third tranche, SEALSQ will file a registration statement for the resale of shares issuable upon conversion of the Notes and exercise of the warrants.

The net proceeds from this financing will be strategically allocated to several key areas:

1.	Investment in post-quantum semiconductor technology, slated for commercial launch in 2025.

2.	Expansion of U.S. operations, including the establishment of a new office in the U.S., recruitment of top-tier talent, and enhancement of the sales force to cater to the growing American market.

3.	Upgrading production facilities in the U.S. and France with advanced manufacturing and testing equipment to heighten efficiency and mitigate semiconductor production localization risks.

4.	Continued development of a novel machine-to-machine token, SEALCOIN. SEALCOIN is designed as a groundbreaking solution for the emerging Machine-to-Machine (M2M) economy, facilitating seamless data and currency exchanges among billions of internet-connected devices. This innovative protocol enables IoT structures from various companies to autonomously interact and access a wide range of services, transcending conventional currency exchange to encompass a complex network of IoT-enabled transactions and services. While individual traders can engage with SEALCOIN similarly to other cryptocurrencies, its principal value lies in transforming the economic operations and communications within IoT devices.

SEALSQ is progressively establishing its presence in the United States, with plans to set up a center specializing in personalized semiconductors, supported by new funding.

Carlos Moreira, CEO of SEALSQ, highlighting the Company's leadership in quantum-ready semiconductor technology and its strategic positioning for significant growth, spurred by the latest funding round, noted, “This expansion is aligned with the growing importance of quantum computing, which is expected to significantly impact the global economy, with the market forecasted to reach $65 billion by 2030. SEALSQ aims to leverage this growth by developing cutting-edge technology to attract new clients and increase revenue in this burgeoning field.”

Quantum computing, particularly in the realm of quantum semiconductors, is identified by experts as a key area for growth in the coming years. Its potential to transform industries such as finance, healthcare, and AI by addressing complex problems more efficiently is considered substantial.

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to implement its growth strategies; SEALSQ’s ability to successfully launch post-quantum semiconductor technology; SEALSQ’s ability to capture a share of the quantum semiconductor market; the growth of the quantum computing market; SEALSQ’s ability to expand its U.S. operations; SEALSQ’s ability to enhance its production facilities in the U.S. and France; SEALSQ’s ability to make additional investments towards the development of a new generation of quantum-ready semiconductors; the success of SEALCOIN; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the quantum computing market; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com